Item 77C for Deutsche High Income Trust

Shareholder Meeting Results

A Special Meeting of Shareholders (the "Meeting") of Deutsche High Income Trust (the "Fund") was held on June 30, 2015. At the close of business on April 28, 2015, the record date for the determination of shareholders entitled to vote at the Meeting, there were issued and outstanding 15,604,976 shares of the Fund's beneficial interest, each share being entitled to one vote, constituting all of the Fund's outstanding voting securities. At the Meeting, the holders of 7,800,049 shares of the Fund's beneficial interest were represented in person or by proxy, constituting a quorum. The following matter was voted upon by the shareholders of the Fund (the resulting votes are presented below).

1. 	To approve converting the Fund from a
closed-end investment company to an open-end investment company and authorizing certain related amendments to the Fund's Amended and Restated Agreement and Declaration of Trust.

Number of Votes:

For
Against
Abstain

3,612,997
4,021,934
165,117


As indicated above, the proposal to convert the Fund from a closed-end investment company to an open-end investment company was not approved.
Therefore, the Fund will continue to exist as a closed-end registered investment company in accordance with its stated investment objective and policies.